Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Dated November 3, 2014

(To Preliminary Prospectus dated November 3, 2014)

Registration Statement No. 333-197660

On November 3, 2014, Virgin America Inc. (the “Company”) sent an email message to Gold and Silver members of the Company’s Elevate® frequent flyer program advising that a certain number of shares to be offered in the Company’s initial public offering would be made available through the platform maintained by LOYAL3 Securities, Inc. The content of that email is set forth below.

Information on, or accessible through, the LOYAL3 Securities, Inc. website or any of the websites cited in the message is not part of this Free Writing Prospectus nor is it part of the preliminary prospectus or registration statement.

It’s Official. We’re Going Public.

Dear                     ,

Since 2007, Virgin America has been on a mission to make flying good again and as a valued Elevate member, we have been so grateful to have you along for the ride.

Thanks to your loyalty, we have been able to set a new standard in the U.S. skies and capture a host of best-in-class awards, including: “Best Domestic Airline” in one of the most prestigious Awards for six consecutive years.

We wanted to show appreciation to our Elevate Gold and Elevate Silver members that made it happen, and make you a part of the next exciting chapter of our company.

It is with this in mind that we are offering you access to shares in our IPO at the same price, and at the same time, as Wall Street.

The LOYAL3 Social IPO™ Platform allows individuals to purchase shares in our IPO at the same price, and at the same time, as institutions and other large investors. Participation is on a first-come, first-served basis.

Individuals can elect to purchase shares in our IPO through LOYAL3 in amounts ranging from $100-$10,000, with no transaction fees. Please don’t forward. This invitation is intended only for you and is not transferable. Your Elevate Gold or Elevate Silver Status will need to be effective as of October 29, 2014 to be able to participate.

For more information, or to view a preliminary prospectus and to enroll, click: Virgin America IPO through the LOYAL3 Platform.

Your Elevate number:                              will be required to enroll.

Thank you for choosing to fly Virgin America. Our success simply wouldn’t be possible without you.

Cheers,

Virgin America

Terms and Conditions

You have been pre-selected for this offer as an active Gold or Silver Elevate® member as of 10/29/2014. This offer is non-transferable and your valid Elevate number included in this invitation will be required for participation.

Questions and want to speak to someone from LOYAL3?

Email: support@loyal3.com

Phone: 855-256-9253

Web: www.loyal3.com

Virgin America, (the “Company”) has filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the preliminary prospectus may be obtained online or by requesting a copy from LOYAL3 Securities, Inc. by calling toll-free 1-855-256-9253 or emailing support@loyal3.com. U.S. residents only.

LOYAL3 Securities, Inc., a US-registered broker-dealer, is acting as a co-manager in the Virgin America IPO.

This message is from:

Virgin America Inc. 555 Airport Blvd., Burlingame, CA 94010

You have received this email because you are signed up to receive Elevate Updates with the e-mail address daria@loyal3.com.

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